

April 13, 2021

Thomas Bartrum
General Counsel
Privia Health Group, Inc.
950 N. Glebe Rd., Suite 700
Arlington, VA 22203

>   **Re: Privia Health Group, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed April 7, 2021**
>   **File No. 333-255086**

Dear Mr. Bartrum:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 filed April 7, 2021

The Offering, page 20

1. You have disclosed that the number of shares of common stock to be outstanding following this offering excludes 684,887 shares of common stock, plus future increases, reserved for future issuance under your Second Amended and Restated Stock Option Plan as of December 31, 2020. Please revise to disclose here, and in the capitalization and dilution sections, the number of your outstanding stock options, their weighted average exercise price per share, and their vesting conditions expected at the offering. In that regard, we note your board of directors recently approved a modification that accelerate the vesting of certain outstanding stock options.

You may contact Li Xiao at 202-551-4391 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Truesdell